CYBER CRUCIBLE VS MODERN EDR















Modern Resilience

CYBER CRUCIBLE

Design
Built to counter hackers using automated techniques.

Defense Mechanism
Utilizes novel telemetry sources and a patented analytics engine for immediate defense.

Effectiveness
Provides advanced protection against zero-day attacks.

EDR/XDR

Design
Relies on predefined signatures and historical data.

Defense Mechanism
Analyzes endpoint data to identify suspicious activities.

Effectiveness
Useless against zero-day attacks due to reliance on known threat behaviors and patterns.





Labor Costs

Automation reduces or eliminates labor costs.

Labor Costs

Requires significant human intervention for analysis and response, leading to higher labor costs.





Efficiency

AI-driven technology eliminates costs associated with false positives, manual configurations, and extra security staffing.

Efficiency

Generates numerous false positives, requiring manual investigation and resolution.

Cost & Efficiency





Outcomes

Automation gives back time and money, improving TCO and ROI.

Outcomes

High operational costs and labor-intensive processes reduce overall ROI.

CYBER CRUCIBLE

EDR/XDR



False Positives

Advanced AI and automated processes remove unnecessary variables, ensuring hyper-accurate detection.



Accuracy

Maintains 100% true positive performance with record-setting low false positives.



Outcome

Security teams can focus on real threats, enhancing overall security.

Accuracy



False Positives

High number of false positives due to rule-based detection.



Accuracy

Useless against new and sophisticated attacks.



Outcome

High rate of false positives and manual investigation reduce efficiency.



Detection and Response Time

Ensures real-time detection and mitigation of threats.



Detection and Response Time

Detects threats after infiltration, leading to delayed responses.



Automation

Identifies and neutralizes threats instantly, preventing potential damage.

Detection & Mitigation



Automation

Requires manual intervention to analyze and respond to threats.



Outcome

Allows security teams to focus on strategic tasks, ensuring continuous security and operational efficiency.



Outcome

Slower response time and increased risk of damage.













Business Continuity

CYBER CRUCIBLE

Workflow

Suspends only the affected malware processes, ensuring proactive defense and no business downtime.

Performance

Engineered to minimize system overhead and operate on the edge, reducing latency and reliance on external networks.

Outcome

Operates seamlessly without business interruptions, maintaining high performance even under heavy loads.

EDR/XDR

Workflow

Requires manual intervention to respond to detected threats, potentially interrupting business operations.

Performance

Can be resource-intensive and relies on cloud services, which can introduce latency and dependency on external networks.

Outcome

Manual processes can lead to workflow disruptions and performance degradation.













Network Usage

CYBER CRUCIBLE

Network Dependence

Utilizes edge computing to operate at full capacity even when network connectivity is disrupted.

Performance

Operates autonomously, maintaining robust security without reliance on network connectivity.

Outcome

Ensures continuous protection and operational stability regardless of network conditions.

EDR/XDR

Network Dependence

Relies on network connectivity for data analysis and threat intelligence updates.

Performance

Centralized data processing introduces latency and vulnerability to network disruptions.

Outcome

Dependence on network connectivity can compromise effectiveness in isolated network environments.